A2Z Smart Technologies Named to 2022 TSX Venture Exchange Top 50 Performers

TEL AVIV, ISRAEL / February 28, 2022 / A2Z Smart Technologies Corp. ("A2Z" or the "Company") (Nasdaq: AZ) (TSXV: AZ), is pleased to announce that it has been named to the 2022 TSX Venture 50, an annual ranking of top performing listed companies on the TSX Venture Exchange (the "TSXV" or "the Exchange") based on its strong performance in 2021.

The TSX Venture 50 is an annual ranking of five key industry sectors: Clean Technology and Life Sciences, Diversified Industries, Energy, Mining, and Technology. Comprised of 10 companies from each of these sectors, the ranking recognizes those with the strongest performance over the prior year. Company rankings are equally influenced by market capitalization growth, share price appreciation, and trading volume. More details on the 2022 TSXV 50 and a video highlighting A2Z can be found here.

"We are very pleased to announce that TSX Ventures has recognized A2Z as a 'Top 50' Company for their 2022 TSX Venture Exchange," commented Bentsur Joseph, CEO of A2Z. "This honor is reflective of our dedication to developing revolutionary technologies for the modern world. Throughout 2021, A2Z established its Cust2Mate smart cart as a market leader by building out our top-notch management team, significantly advancing our proprietary technology, establishing manufacturing to support growth and growing our presence with retailers around the world. We thank TSX for recognizing these achievements and look forward to continuing our success in 2022 and beyond."

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z's flagship product is the world's first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply "pick & go", and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its

Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities -- that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau
Telephone: 203.972.9200
Email: a2z@imsinvestorrelations.com